UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Bridgeway ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

20 Greenway Plaza, Suite 930
Houston, TX 77046

Telephone Number (including area code):

(713) 661-3500

Name and address of agent for service of process:

John Montgomery
20 Greenway Plaza, Suite 930
Houston, TX 77046

With copies of Notices and Communications to:

Prufesh R. Modhera
Stradley Ronon Stevens & Young, LLP
2000 K Street NW, Suite 700
Washington, District of Columbia 20006

Christopher J. Zimmerman
Stradley Ronon Stevens & Young, LLP
2000 K Street NW, Suite 700
Washington, District of Columbia 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	[X]	NO	[ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and the State of Texas on the 21st day of November, 2025.

Bridgeway ETF Trust

By:	/s/ John N. R. Montgomery
John N. R. Montgomery
Trustee

Attest:	/s/ Amanda Wachsmuth Heavens
Amanda Wachsmuth Heavens
Secretary